UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                            APEX SILVER MINES LIMITED
                            -------------------------
                                (Name of Issuer)

                        Ordinary Shares, $0.01 Par Value
                        --------------------------------
                         (Title of Class of Securities)

                                   G04074103
                                 ---------------
                                 (CUSIP Number)

                               James E. Kaye, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                August 19, 2003
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 13 Pages
                             Exhibit Index: Page 12

                                  SCHEDULE 13D

CUSIP No. G04074103                                           Page 2 of 13 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MOORE CAPITAL MANAGEMENT, LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization
                  New York

                            7             Sole Voting Power
                                               0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     5,734,266
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     0
    With
                            10            Shared Dispositive Power
                                               5,734,266

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  5,734,266

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [  ]

13       Percent of Class Represented By Amount in Row (11)
                  15.65%

14       Type of Reporting Person (See Instructions)
                  CO, IA

                                  SCHEDULE 13D

CUSIP No. G04074103                                           Page 3 of 13 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  LOUIS M. BACON

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization
                  United States

                            7             Sole Voting Power
                                                 0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     5,734,266
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     0
    With
                            10            Shared Dispositive Power
                                               5,734,266

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  5,734,266

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [  ]

13       Percent of Class Represented By Amount in Row (11)
                  15.65%

14       Type of Reporting Person (See Instructions)
                  IA

                                  SCHEDULE 13D

CUSIP No. G04074103                                           Page 4 of 13 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  MOORE CAPITAL ADVISORS, LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                                 0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       4,900,932
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       0
    With
                            10            Shared Dispositive Power
                                                 4,900,932

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  4,900,932

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  13.38%

14       Type of Reporting Person (See Instructions)
                  OO

                                  SCHEDULE 13D

CUSIP No. G04074103                                           Page 5 of 13 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  MOORE ADVISORS, LTD.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization
                  Bahamas

                            7             Sole Voting Power
                                                 0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       4,900,932
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       0
    With
                            10            Shared Dispositive Power
                                                 4,900,932

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  4,900,932

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  13.38%

14       Type of Reporting Person (See Instructions)
                  CO

                                  SCHEDULE 13D

CUSIP No. G04074103                                           Page 6 of 13 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  MOORE MACRO FUND, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization
                  Bahamas

                            7             Sole Voting Power
                                                 0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       4,900,932
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       0
    With
                            10            Shared Dispositive Power
                                                 4,900,932

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  4,900,932

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  13.38%

14       Type of Reporting Person (See Instructions)
                  PN

                                                             Page 7 of 13 Pages

     This Amendment No. 5 to Schedule 13D relates to Ordinary Shares, $0.01 par value per share (the "Shares"), of Apex Silver Mines Limited (the "Issuer"). This Amendment No. 5 supplementally amends the initial statement on Schedule 13D, dated December 1, 1997, and all amendment thereto (collectively, the "Initial Statement"). This Amendment No. 5 is being filed by the Reporting Persons to, among other things, supplementally amend Items 2 and 5 herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.           Identity and Background.

     This Statement is being filed on behalf of (1) Moore Capital Management, LLC, a New York limited liability company ("MCM"), (2) Louis M. Bacon ("Mr. Bacon"), a United States citizen, in his capacity as (a) Chairman and Chief Executive Officer and director of MCM, (b) Chairman and Chief Executive Officer, director and majority interest holder in Moore Capital Advisors, LLC, a Delaware limited liability company ("MCA") and Moore Advisors, Ltd. a Bahamian corporation ("Advisors"), (3) MCA, (4) Advisors, and (5) Moore Macro Fund, L.P., a Bahamian limited partnership ("MMF"). MCM, Mr. Bacon, MCA, Advisors, and MMF are sometimes collectively referred to herein as the "Reporting Persons."

     MCM, a registered commodity trading advisor serves as discretionary investment manager to MMF and Moore Global Investments, Ltd., a Bahamian corporation ("MGI"). In such capacities, MCM may be deemed the beneficial owner of the Shares held for the accounts of MMF and MGI. The Managing Member of MCM is a Delaware limited liability company of which the majority interest holder is Mr. Bacon. MCM also serves as the discretionary investment manager to Moore Emerging Markets Fund Ltd., a Bahamian corporation ("MEM"). In his capacities as Chairman and Chief Executive Officer, director and controlling shareholder of MCM, Mr. Bacon may be deemed the beneficial owner of the Shares held for the account of MEM. MCA is a registered commodity trading advisor and commodity pool operator. MCA serves as general partner and discretionary investment manager to Remington Investment Strategies, L.P. ("RIS"), a U.S. partnership. In such capacities, MCA may be deemed the beneficial owner of the Shares held for the account of RIS. MCA serves as the co-general partner of MMF along with Advisors. The limited partners of MMF are MGI and RIS.

     Effective August 19, 2003, all Shares and other securities of the Issuer held for the accounts of MGI and RIS were contributed to MMF in return for partnership interests of MMF.

     This Statement relates to securities of the Issuer held for the accounts of MMF and MEM.

     Set forth in Annex A hereto and incorporated herein by reference, is updated information concerning the identity and background of the officers and directors of MCM, MCA and Advisors.

Item 5.           Interest in Securities of the Issuer.

     According to information filed by the Issuer on its most recent Form 10-Q for the quarterly period ended June 30, 2003, the number of Shares outstanding was 36,635,461 as of August 8, 2003.

                  (a) (i) Each of Mr. Bacon and MCM may be deemed the beneficial owner of 5,734,266 Shares (approximately 15.65% of the total number of Shares outstanding). This number consists of A) 4,900,932 Shares held for the account of MMF, and B) 833,334 Shares held for the account of MEM.

                                                             Page 8 of 13 Pages

                      (ii) Each of MCA, Advisors and MMF may be deemed the beneficial owner of the 4,900,932 Shares (approximately 13.38% of the total number of Shares outstanding) held for the account of MMF.

                  (b) (i) Each of Mr. Bacon and MCM may be deemed to have the shared power to vote and the shared power to direct the disposition of the A) 4,900,932 Shares held for the account of MMF and B) 833,334 Shares held for the account of MEM.

                      (ii) Each of MCA, Advisors and MMF may be deemed to have the shared power to vote and the shared power to direct the disposition of the 4,900,932 Shares held for the account of MMF.

                  (c) There have been no transactions with respect to the Shares since June 26, 2003 (60 days prior to the date hereof) by any of the Reporting Persons.

                  (d) (i) The shareholders of MEM have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of MEM in accordance with their ownership interests in MEM.

                      (ii) The partners of MMF, including MCA, Advisors, MGI and RIS, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by MMF in accordance with their partnership interests in MMF.

                  (e) Not applicable.

Item 7.           Material to be Filed as Exhibits.

         The Exhibit Index in incorporated herein by reference.

                                                             Page 9 of 13 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:     August 25, 2003               LOUIS M. BACON


                                        By:   /s/ Stephen R. Nelson
                                               ---------------------------------
                                        Name   Stephen R. Nelson
                                        Title  Attorney-in-Fact


                                        MOORE CAPITAL MANAGEMENT, LLC


                                        By:    /s/ Stephen R. Nelson
                                               ---------------------------------
                                        Name   Stephen R. Nelson
                                        Title  Vice President


                                         MOORE CAPITAL ADVISORS, LLC


                                         By:   /s/ Stephen R. Nelson
                                               ---------------------------------
                                         Name  Stephen R. Nelson
                                         Title Vice President


                                        MOORE ADVISORS, LTD.


                                        By:    /s/ Stephen R. Nelson
                                               ---------------------------------
                                        Name   Stephen R. Nelson
                                        Title  Director


                                        MOORE MACRO FUND, L.P.

                                        By:    Moore Capital Management, LLC,
                                               Its Investment Manager


                                        By:    /s/ Stephen R. Nelson
                                               ---------------------------------
                                        Name   Stephen R. Nelson
                                        Title  Vice President

                                                             Page 10 of 13 Pages

                                     ANNEX A

         Officers and Directors of Moore Capital Management, LLC ("MCM")
         ---------------------------------------------------------------

 Name/Citizenship       Principal Occupation         Business Address
 ----------------       --------------------         ----------------
Louis M. Bacon          Chairman & Chief Executive   1251 Avenue of the Americas
(United States)         Officer, Director             New York, New York 10020

M. Elaine Crocker       President and Director       1251 Avenue of the Americas
(United States)                                      New York, New York 10020

Lawrence Noe            Vice President (Director     1251 Avenue of the Americas
(United States)          of Taxes)                   New York, New York 10020

Michael Melnick         Director                     1251 Avenue of the Americas
(United States)                                      New York, New York 10020

Christopher Pia         Director                     1251 Avenue of the Americas
(United States)                                      New York, New York 10020

Zack H. Bacon           Director                     1251 Avenue of the Americas
(United States)                                      New York, New York 10020

Richard Axilrod         Director                     1251 Avenue of the Americas
(United States)                                      New York, New York 10020

Kevin F. Shannon        Chief Financial Officer      1251 Avenue of the Americas
(United States)         and Director                 New York, New York 10020

Stephen R. Nelson       Vice President & Secretary   1251 Avenue of the Americas
(United States)         (General Counsel)            New York, New York 10020
                        & Director

          Officers and Directors of Moore Capital Advisors, LLC ("MCA")
          -------------------------------------------------------------


 Name/Citizenship       Principal Occupation         Business Address
 ----------------       --------------------         ----------------

Louis M. Bacon          Chairman & Chief Executive   1251 Avenue of the Americas
(United States)         Officer, Director            New York, New York 10020

M. Elaine Crocker       President and Director       1251 Avenue of the Americas
(United States)                                      New York, New York 10020

Lawrence Noe            Vice President (Director     1251 Avenue of the Americas
(United States)         of Taxes)                    New York, New York 10020

Michael Melnick         Director                     1251 Avenue of the Americas
(United States)                                      New York, New York 10020

Christopher Pia         Director                     1251 Avenue of the Americas
(United States)                                      New York, New York 10020

                                                             Page 11 of 13 Pages

Zack H. Bacon           Director                     1251 Avenue of the Americas
(United States)                                      New York, New York 10020

Richard Axilrod         Director                     1251 Avenue of the Americas
(United States)                                      New York, New York 10020

Kevin F. Shannon        Chief Financial Officer      1251 Avenue of the Americas
(United States)         andDirector                  New York, New York 10020

Stephen R. Nelson       Vice President & Secretary   1251 Avenue of the Americas
(United States)         (General Counsel)            New York, New York 10020
                        & Director

           Officers and Directors of Moore Advisors, Ltd. ("Advisors")
           -----------------------------------------------------------


 Name/Citizenship       Principal Occupation         Business Address
 ----------------       --------------------          ----------------

Louis M. Bacon          Chairman & Chief Executive   1251 Avenue of the Americas
(United States)         Officer, Director            New York, New York 10020

M. Elaine Crocker       President and Director       1251 Avenue of the Americas
(United States)                                      New York, New York 10020

Lawrence Noe            Vice President (Director     1251 Avenue of the Americas
(United States)         of Taxes)                    New York, New York 10020

Michael Melnick         Director                     1251 Avenue of the Americas
(United States)                                      New York, New York 10020

Christopher Pia         Director                     1251 Avenue of the Americas
(United States)                                      New York, New York 10020

Zack H. Bacon           Director                     1251 Avenue of the Americas
(United States)                                      New York, New York 10020

Richard Axilrod         Director                     1251 Avenue of the Americas
(United States)                                      New York, New York 10020

Kevin F. Shannon        Chief Financial Officer      1251 Avenue of the Americas
(United States)         and Director                 New York, New York 10020

Stephen R. Nelson       Vice President & Secretary   1251 Avenue of the Americas
(United States)         (General Counsel)            New York, New York 10020
                        & Director

         To the best of the Reporting Persons' knowledge:

         (a)      None of the above persons hold any Shares.

         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                             Page 12 of 13 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------
D.  Joint Filing Agreement, dated as of August 25, 2003, by and among
    Moore Capital Management, LLC, Mr. Louis M. Bacon, Moore Capital
    Advisors, LLC, Moore Advisors, Ltd., and Moore Macro Fund, L.P....     13

                                                             Page 13 of 13 Pages

                                    EXHIBIT D

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Shares of Apex Silver Mines Limited, dated as of August 25, 2003, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:     August 25, 2003               LOUIS M. BACON


                                        By:     /s/ Stephen R. Nelson
                                                --------------------------------
                                        Name    Stephen R. Nelson
                                        Title   Attorney-in-Fact

                                        MOORE CAPITAL MANAGEMENT, LLC


                                        By:     /s/ Stephen R. Nelson
                                                --------------------------------
                                        Name    Stephen R. Nelson
                                        Title   Vice President

                                        MOORE CAPITAL ADVISORS, LLC


                                        By:     /s/ Stephen R. Nelson
                                                --------------------------------
                                        Name    Stephen R. Nelson
                                        Title   Vice President

                                        MOORE ADVISORS, LTD.


                                        By:     /s/ Stephen R. Nelson
                                                --------------------------------
                                        Name    Stephen R. Nelson
                                        Title   Director

                                        MOORE MACRO FUND, L.P.

                                        By:     Moore Capital Management, LLC,
                                                Its Investment Manager


                                        By:     /s/ Stephen R. Nelson
                                                --------------------------------
                                        Name    Stephen R. Nelson
                                        Title   Vice President